SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
RCN Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)
749361200
(CUSIP Number of Class of Securities (Underlying Common Stock))
Michael T. Sicoli
Executive Vice President and Chief Financial Officer
RCN Corporation
196 Van Buren Street
Herndon, Virginia 20170
Telephone: (703) 434-8200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Thomas A. Monson
Jenner & Block LLP
330 N. Wabash Avenue
Chicago, Illinois 60611
(312) 840-8611
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This filing contains only preliminary communications made before the commencement of an anticipated tender offer to permit eligible employees of RCN Corporation (“RCN”) that hold stock options to exchange their stock options for a lesser number of new stock options having a lower exercise price (the “Exchange Program”).
     Attached as Exhibit 99.1 is an email dated June 26, 2009 from Peter Aquino, President and CEO of RCN, announcing the launching of the Exchange Program on July 14, 2009.
     RCN has not initiated the Exchange Program. If the Exchange Program is commenced, RCN will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”). Persons who may be eligible to participate in the Exchange Program should read the Tender Offer Statement and other related materials when they become available because such documents will contain important information about the Exchange Program. RCN stockholders and option holders will be able to obtain these written materials and other documents filed by RCN with the SEC free of charge from the SEC’s website at http://www.sec.gov. In addition, stockholders and option holders may obtain free copies of the written materials filed by RCN with the SEC by directing a written request to: RCN Corporation, 196 Van Buren Street, Herndon, Virginia 20170, Attention: Investor Relations Department.
Item 12. Exhibits

Exhibit No.	Description

99.1	Email from Peter Aquino, President and CEO of RCN, sent to RCN employees on June 26, 2009.